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                                                                     EXHIBIT 2.1

                   AMENDMENT TO AGREEMENT AND PLAN OF MERGER

AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the "Amendment") dated as of May 1, 1996, by and among Olsten Corporation, a Delaware corporation ("Olsten"), QHR Acquisition Corp., a Delaware corporation that is a wholly-owned subsidiary of Olsten ("Merger Sub"), and Quantum Health Resources, Inc., a Delaware corporation ("Quantum").

     WHEREAS, Olsten, Merger Sub and Quantum are parties to an Agreement and Plan of Merger dated May 1, 1996 (the "Merger Agreement"), which provides, among other things, for the merger of Merger Sub with and into Quantum, such that Quantum shall survive as a wholly-owned subsidiary of Olsten (the "Merger");

     WHEREAS, Olsten, Merger Sub and Quantum desire to amend Section 6.9(e) of the Merger Agreement pursuant to this Amendment to provide for the appropriate treatment of the Quantum Convertible Subordinated Debentures (as defined in the Merger Agreement) after the Effective Time (as defined in the Merger Agreement);

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, subject to the terms and conditions set forth herein, Olsten, Merger Sub and Quantum hereby agree as follows:

     Section 1. Section 6.9(e) of the Merger Agreement shall be amended by deleting the first sentence thereof in its entirety and inserting the following new sentence in lieu thereof:

"From and after the Effective Time, each Quantum Convertible Subordinated Debenture shall entitle the holder thereof to convert such Quantum Convertible Subordinated Debenture into the number of shares of Class B Stock receivable by a holder of the number of shares of Quantum Common Stock into which such Quantum Convertible Subordinated Debenture might have been converted immediately prior to the Effective Time (subject to adjustment after the Effective Time as provided in the Quantum Indenture); PROVIDED, HOWEVER, that the number of shares of Class B Stock issuable upon conversion of a Quantum Convertible Subordinated Debenture shall not include any fractional shares and, upon exercise of such Quantum Convertible Subordinated Debenture, a cash payment shall be made for any fractional share based upon the closing price of a share of Olsten Common Stock on the NYSE on the trading day immediately prior to the date of conversion."

     Section 2. The Merger Agreement shall be amended and restated in its entirety as of May 1, 1996, to reflect the foregoing amendment.

     Section 3. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     Section 4. This Amendment shall be governed by, and interpreted under, the laws of the State of Delaware applicable to contracts made and to be performed therein without regard to conflicts of law principles.
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     IN WITNESS WHEREOF, Olsten, Merger Sub and Quantum have caused this
Amendment to Agreement and Plan of Merger to be executed as of May 1, 1996, by the respective officers thereunto duly authorized.

                                          OLSTEN CORPORATION

                                          By: /s/  William P. Costantini
                                            Senior Vice President

                                          QHR ACQUISITION CORP.

                                          By: /s/  William P. Costantini
                                            Senior Vice President

                                          QUANTUM HEALTH RESOURCES, INC.

                                          By: /s/  Douglas H. Stickney
                                            Chairman, President and
                                            Chief Executive Officer